APP APP, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2018

May 9, 2019



Independent Accountant's Review Report

To: Management
App-App, Inc.
81 Prospect St.
Brooklyn, NY 07086

I have reviewed the accompanying financial statements of App-App, Inc. which comprise the balance sheets as of December 31, 2017 and 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Erin Fisk, CPA
Beam Accounting, Inc.
Milwaukee, WI
May 8, 2019

LOS ANGELES
205 S Beverly Dr., Suite 204
Beverly Hills, CA 90212

MIAMI
175 SW 7th St. Suite 1900
Miami, FL 33130

OFFICE 888 901 8823

www.beamaccounting.com

App-App Inc
Income Statement
For the Years Ended December 31, 2018 & 2017

	Jan - Dec 2018	Jan - Dec 2017
Income		
Sales	2,331.70	
Total Income	**$2,331.70**	**$0.00**
Cost of Goods Sold		
Costs of Services - COS		
Equipment Rental	4,727.79	
Total Costs of Services - COS	**$4,727.79**	**$0.00**
Total Cost of Goods Sold	**$4,727.79**	**$0.00**
Gross Profit	**-$2,396.09**	**$0.00**
Expenses		
Advertising/Promotional		
Advertising & Marketing	2,791.11	97.62
Promotional Meals	456.63	233.04
Total Advertising/Promotional	**$3,247.74**	**$330.66**
Office/General Administrative Expenses		
Amortization- Software	4,624.00	
Bank Charges & Fees	15	
Dues & subscriptions	4,511.35	789.43
Interest Paid	669.36	
Legal & Professional Services		1,751.00
Meals & Entertainment	1,432.37	
Office Supplies & Software	1,662.02	
Rent & Lease	3,578.00	
Taxes & Licenses	400	
Travel	263.55	
Total Office/General Administrative Expenses	**$17,155.65**	**$2,540.43**
Product Development		
Contractors	2,000.00	11,500.00
Total Product Development	**$2,000.00**	**$11,500.00**
Total Expenses	**$22,403.39**	**$14,371.09**
Net Operating Income	**-$24,799.48**	**-$14,371.09**
Net Income	**-$24,799.48**	**-$14,371.09**

Unaudited- see accompanying notes.

App-App Inc
Balance Sheet
As of December 31, 2018 & 2017

	As of Dec 31, 2018	As of Dec 31, 2017
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand	6,925.37	24,970.05
Total Bank Accounts	**$6,925.37**	**$24,970.05**
Other Current Assets		
Other Assets	468.2	
Total Other Current Assets	**$468.20**	**$0.00**
Total Current Assets	**$7,393.57**	**$24,970.05**
Fixed Assets		
Capitalized Software Costs	20,801.00	8,400.00
Amortization- Software	-4,624.00	
Total Capitalized Software Costs	**$16,177.00**	**$8,400.00**
Total Fixed Assets	**$16,177.00**	**$8,400.00**
TOTAL ASSETS	**$23,570.57**	**$33,370.05**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	0	0
Total Accounts Payable	**$0.00**	**$0.00**
Total Current Liabilities	**$0.00**	**$0.00**
Long-Term Liabilities		
Notes Payable	10,000.00	15,000.00
SAFE Notes	20,000.00	
Total Long-Term Liabilities	**$30,000.00**	**$15,000.00**
Total Liabilities	**$30,000.00**	**$15,000.00**
Equity		
Common Stock	500	500
Opening Balance Equity	0	0
Paid-In Capital or Surplus	32,241.14	32,241.14
Retained Earnings	-14,371.09	
Net Income	-24,799.48	-14,371.09
Total Equity	**-$6,429.43**	**$18,370.05**
TOTAL LIABILITIES AND EQUITY	**$23,570.57**	**$33,370.05**

Unaudited- see accompanying notes.

App-App Inc
Statement of Cash Flows
For the Years Ended December 31, 2018 & 2017

	Jan - Dec 2018	Jan - Dec 2017
OPERATING ACTIVITIES		
Net Income	-24,799.48	-14,371.09
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Assets	-468.2	0
Amortization- Software	4,624.00	0
Accounts Payable (A/P)	0	0
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$4,155.80**	**$0.00**
Net cash provided by operating activities	**-$20,643.68**	**-$14,371.09**
INVESTING ACTIVITIES		
Capitalized Software Costs	-12,401.00	-8,400.00
Net cash provided by investing activities	**-$12,401.00**	**-$8,400.00**
FINANCING ACTIVITIES		
Notes Payable	-5,000.00	15,000.00
SAFE Notes	20,000.00	0
Common Stock	0	500
Paid-In Capital or Surplus	0	32,241.14
Net cash provided by financing activities	**$15,000.00**	**$47,741.14**
Net cash increase/(decrease) for period	**-$18,044.68**	**$24,970.05**

Unaudited- see accompanying notes.

APP-APP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2018

1. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Nature of Operations

App-App ("The Company") is a mobile application that allows users to receive a complimentary appetizer when dining out at any partner restaurant, users have the option of a limited free plan and a premium option.

Capitalized Software

The Company has capitalized development costs of external-use software in accordance with ASC 985. Pre-development phase costs were expensed and no cost has been capitalized after May 2018, when the software was made available to the public for download. The software is being amortized straight-line over a 3-year period beginning in May 2018.

Revenue Recognition

Revenue is generated by monthly product subscriptions and is recognized as it is received.

Cost of Sales

Cost of sales includes server rental costs which ceased in August 2018 because the company received free server space up to $100k from Amazon Web Services. The Company is not presently incurring expenses related to internal engineering or customer support.

Rental Expense and Leasing

The Company rents desk space on a co-working floor on a month-to-month basis from WeWork, Inc. Accordingly, rent is expensed as it is paid each month and no leasing liability is recognized.

Income Taxes

The Company is subject to federal tax filing requirements of the United States. The Company recorded a Net Operating Loss in 2017 and in 2018. Due to Management's uncertainty as to valuation and timing of related future tax benefits, no deferred tax asset has been recognized on the financial statements.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through May 8, 2019, which is the date the financial statements were available to be issued.

2. Capitalized Software

	December 31, 2018	December 31, 2017
Cost Basis	$20,801	$8,400
Accumulated Amortization	$4,624	$0
Net Capitalized Software	$16,177	$8,400

Amortization expense related to capitalized software was $0 in 2017 and $4,624 in 2018.

3. Financing Activities

The following is a summary of all notes payable.

	December 31, 2018	December 31, 2017
Loan from Shareholders	$0	$15,000
Loan from Chris Ludwig	$10,000	$0
1 year/10% interest		
SAFE Notes	$20,000	$0
To Greg Yannalfo - $2.0m cap - 20% discount		